UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER: 000-22430

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 11-K ☐ Form N-SAR	☐ Form 20-F ☒ Form 10-Q ☐ Form N-CSR

For Period Ended: September 25, 2004

☐ ☐ ☐ ☐ ☐	Transition Report on Form 10-K Transition Report on Form 20-F Transition Report on Form 11-K Transition Report on Form 10-Q Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the
Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Asyst Technologies, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

48761 Kato Road

Address of Principal Executive Office (Street and Number)

Fremont, California 94538

City, State and Zip Code

PART II
RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[ ]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Asyst Technologies, Inc. announced in a press release on November 3, 2004, that it is postponing reporting its consolidated financial results and delaying the filing of its Form 10-Q for the fiscal second quarter ended September 25, 2004.

The delay arises from the company’s current inability to complete the financial closing process at Asyst Shinko, Inc. (ASI), the company’s 51%-owned joint venture with Shinko Electric Co., Ltd. of Japan.

Two factors contributed to the delay in the financial closing process at ASI:

     Delay in Inventory Reconciliation: As a result of a conversion in the fiscal second quarter to a new ERP information system within ASI, ASI cannot at this time accurately calculate its results of operations and related balance sheet items. This has delayed the company’s ability to prepare timely consolidated financial statements for the fiscal second quarter and to obtain completion of a review by its independent auditors. Asyst’s management is working directly with ASI, and with support from ASI’s vendor, to resolve the system conversion.

     Customer Contract: The company currently is in a contract dispute with a customer. The contract relates to an order of approximately $120 million the company referenced in its prior press releases dated July 27, 2004 and August 4, 2004, and its Form 10-Q filed for the quarter ended June 26, 2004. This contract represents significant revenue the company previously anticipated in its outlook for the fiscal second quarter. Asyst has not previously reported revenue or expenses from this contract in financial statements for prior periods.

The dispute concerns allegations that ASI and a customer employee had an arrangement by which competitive information was shared, and an agreement was allegedly made for a future payment of money. However, no payment was made. Upon notification by Asyst management, the Audit Committee of the company’s Board of Directors promptly initiated an independent investigation, which is ongoing. The company’s management, which was not involved in these allegations, is now engaged with the customer in an effort to resolve this dispute.

The company is endeavoring to address these matters, to report its consolidated results and to file its Form 10-Q as soon as practicable; however, the company is not able at this time to determine a certain date by which it expects to file its Form 10-Q for the fiscal second quarter.

For the reasons described above, the company is unable at this time to report consolidated financial results for its fiscal second quarter.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

Except for statements of historical fact, the statements in this Form 12b-25 are forward-looking. Such statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from the statements made. These factors include, but are not limited to: uncertainties related to ASI’s ability to remedy difficulties in its information system and financial closing processes and to avoid future irregularities in its business practices or delays in its inventory reconciliation and quarter-end closing processes; the possibility that the customer may negotiate a lower contract price and/or attempt to rescind or void the contract described above, with a risk of significant loss of anticipated revenue in second fiscal quarter and subsequent periods, and exposure to unreimbursed project costs; the possibility that we may not be able currently to recognize all or any of the revenue we previously anticipated from the customer contract; the possible need to seek from Nasdaq an extension of time to file our second quarter Form 10-Q in order to avoid possible de-listing of our common stock from the Nasdaq National Market, and uncertainties that may be associated with any hearing or appeals that seek to avoid de-listing for failure to file timely periodic reports with the SEC; uncertainties relating to the time needed by us to complete the Form 10-Q and by our independent auditors to complete their review of the Form 10-Q; uncertainty as to when the Form 10-Q will be filed; uncertainties associated with lawsuits that might be filed against Asyst, ASI and/or their management as a result of the matters discussed

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above; whether or not the SEC will commence an inquiry and/or investigation into these or other matters affecting Asyst; the impact of final resolution of the contract and reconciliation of ASI inventory on our consolidated financial statements; the possibility of management and employee changes at ASI that may adversely impact ASI operations, customer relations and completion of customer projects; possible uncertainty whether the final resolution and reconciliation of the matters described above could relate to historical financial statements, including revenue and expenses reported in prior periods, and could require a review or restatement of such financial statements and/or reported revenue and expenses; the possibility that these matters within ASI could comprise a material weakness in the company’s internal controls over its consolidated financial reporting, which could prevent the company timely meeting its future reporting requirements including timely certification under Section 404 of the Sarbanes-Oxley Act of 2002; volatility in our stock price pending resolution or resulting from the matters discussed above; the volatility of semiconductor industry cycles; our ability to achieve forecasted revenues and maintain and improve gross margins through outsourced manufacturing, to reduce operating expenses, and to manage cash flows (and the timing and degree of any such improvements in gross margins, reductions in operating expenses and management of cash flows); failure to respond to rapid demand shifts; dependence on a few significant customers; the transition of the industry from 200mm wafers to 300mm wafers and the timing and scope of decisions by manufacturers to transition and expand fabrication facilities; continued risks associated with the acceptance of new products and product capabilities; the risk that customers will delay, reduce or cancel planned projects or bookings and thus delay recognition or the amount of our anticipated revenue; competition in the semiconductor equipment industry and specifically in AMHS; failure to integrate in an efficient and timely manner acquired companies and to complete planned restructuring and outsourcing programs; failure to retain and attract key employees; and other factors more fully detailed in the company’s annual report on Form 10-K for the year ended March 31, 2004, and quarterly reports on Form 10-Q filed with the Securities and Exchange Commission.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert Nikl (Name)	510 (Area Code)	661-5210 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [x] No [ ]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [ ] No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the matters discussed in Part III above, Asyst is not in a position at this time to provide a reasonable estimate of any anticipated significant changes in results of operations from the quarter ended September 30, 2003 to the quarter ended September 25, 2004, that may be reflected in the earnings statements to be included in our second quarter 10-Q when filed.

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Asyst Technologies, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 4, 2004	By:	/s/ Robert Nikl
Robert Nikl
Chief Financial Officer

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